SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2004

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	**001-13458**	**84-0920811**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   **80239**

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Total pages: 6
Exhibit index at: 3

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits.

The following exhibit accompanies this Report:

Exhibit No.   Document
    99   Press Release dated August 11, 2004
                    concerning results of operations.

Item 12.   Results of Operations and Financial Condition.

On August 11, 2004, Scott's Liquid Gold-Inc. announced in a press
release its operating results for the second quarter and first six months
of 2004. The press release is attached as Exhibit 99.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: August 11, 2004   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

EXHIBIT INDEX

Exhibit Number	Document
99	Press Release dated August 11, 2004 concerning results of operations.

Exhibit 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
ANNOUNCES SECOND QUARTER OPERATING RESULTS

DENVER, Colorado (August 11, 2004) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the second quarter and first six months of the year 2004.

For the three months ended June 30, 2004, net sales were $5,307,900 compared with net sales of $5,608,000 in the second quarter of the previous year. The Company reported a net loss for the quarter of $275,900, or ($0.03) per share, versus a net loss of $746,500, in the three months ended June 30, 2003.

Net sales for the six months ended June 30, 2004 totaled $10,516,900, compared with $11,343,700 in 2003. The Company reported a first half 2004 net loss of $626,700, or ($0.06) per share, as compared with a net loss of $1,162,800, or ($0.11) per share, in the six months ended June 30, 2003.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented: "During the first half of 2004 the Company experienced a small increase in Scott's Liquid Gold for wood and Touch of Scent air freshener sales but experienced a decrease in our skin are products including the Montagne Jeunesse line of products. The loss was primarily due to slower sales of Montagne Jeunesse in the first half of 2004 versus the same period in 2003."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental

regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
& Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Quarter ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Net sales	$ 5,307,900	$ 5,608,000	$10,516,900	$11,343,700
Operating costs and expenses:				
Cost of sales	2,970,000	3,063,300	5,720,600	5,921,300
Advertising	173,400	691,600	637,100	1,500,600
Selling	1,457,500	1,587,000	2,781,400	3,007,400
General and administrative	950,200	975,700	1,936,700	1,999,700
	5,551,100	6,317,600	11,075,800	12,429,000
Loss from operations	(243,200)	(709,600)	(558,900)	(1,085,300)
Interest income	9,900	18,200	20,500	34,500
Interest expense	(42,600)	(55,100)	(88,300)	(112,000)
	(275,900)	(746,500)	(626,700)	(1,162,800)
Income tax expense (benefit)	-	-	-	-
Net loss	$ (275,900)	$ (746,500)	$ (626,700)	$(1,162,800)
Net loss per common share:				
Basic	$ (0.03)	$ (0.07)	$ (0.06)	$ (0.11)
Diluted	$ (0.03)	$ (0.07)	$ (0.06)	$ (0.11)
Weighted average shares outstanding:				
Basic	10,361,900	10,153,100	10,359,000	10,153,100
Diluted	10,361,900	10,153,100	10,359,000	10,153,100